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RECEIVED
MAR 0 2 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rives, Leavell & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson	Mississippi	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roland Q. Leavell 601-948-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 16090	Jackson	Mississippi	39236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, Roland Q. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives, Leavell & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 6, 2006
BONDED THRU STEGALL NOTARY SERVICE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **Cash Flow**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. **N/A**
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 02 2005
WASH., D.C.
202
SECTION

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS



EUBANK & BETTS

A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS

3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2004 and 2003 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America .



EUBANK & BETTS, PLLC

Jackson, Mississippi
January 21, 2005

RIVES, LEAVELL & CO., INC.

Statements of Financial Condition

ASSETS

	December 31	
	2004	2003
Cash	$284,683	$382,795
Accounts receivable	5,576	2,000
Prepaid expenses	30,074	29,705
Income taxes receivable	34,540	-
Receivables from affiliates	-	44,587
Equipment, at cost less accumulated depreciation of $317,771 and $286,648, respectively	184,698	149,419
Total assets	$539,571	$608,506

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Liabilities:		
Accounts payable	$ 8,813	$ 1,593
Accrued expenses	38,870	52,759
Accrued income taxes	-	33,785
Payable to affiliate	-	22,562
Deferred income taxes	35,000	25,000
Total liabilities	82,683	135,699
Subordinated borrowings	142,000	142,000
Stockholder's equity:		
Common stock - $1 par value; 500,000 shares authorized; 61,880 shares issued and outstanding	61,880	61,880
Additional paid-in capital	230,100	230,100
Retained earnings	22,908	38,827
Total stockholder's equity	314,888	330,807
Total liabilities and stockholder's equity	$539,571	$608,506

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Income (Loss)

	Year Ended December 31	
	2004	2003
Revenues:		
Service fees, net of origination costs of $715,577 and $1,143,965, respectively	$ 970,843	$1,968,399
Commissions and brokerage, net of origination costs of $1,066,352 and $1,068,055, respectively	1,156,357	1,345,602
Broker service fees	261,165	245,005
Interest income	3,643	2,241
Other	7,455	4,716
Total revenues	2,399,463	3,565,963
Expenses:		
Salaries	1,277,989	1,306,790
Advertising	33,858	10,516
Business development	6,306	7,204
Commissions	183,831	1,069,288
Depreciation	42,825	54,104
Executive management and consultation	24,768	15,250
Dues and subscriptions	85,783	64,854
Insurance	98,866	105,598
Interest	13,576	13,613
Office and miscellaneous	183,082	112,784
Postage and freight	46,831	43,402
Payroll taxes	94,323	129,552
Printing costs	30,059	46,414
Professional fees	73,985	131,811
Profit sharing plan	30,189	32,117
Rent	138,015	162,540
Taxes - other than payroll	6,315	3,777
Telephone	22,548	15,794
Travel	58,364	57,080
Total expenses	2,451,513	3,382,488
Net income (loss) before income taxes	(52,050)	183,475
Income tax expense (benefit)	(36,131)	70,101
Net income (loss)	$ (15,919)	$ 113,374

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2004	2003
Common stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during year	-	-
Balance, end of year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	230,100	215,100
Capital contributed during year	-	15,000
Balance, end of year	230,100	230,100
Retained earnings (deficit):		
Balance, beginning of year	38,827	(12,047)
Dividends declared and paid	-	(62,500)
Net income (loss) for year	(15,919)	113,374
Balance, end of year	22,908	38,827
Total stockholder's equity	$ 314,888	$ 330,807

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Cash Flows

	Year Ended December 31	
	2004	2003
Cash flows from (used for) operating activities:		
Net income (loss)	$ (15,919)	$ 113,374
Adjustments to reconcile net income to cash provided by operating activities:		
Non-cash items:		
Depreciation	42,825	54,104
Deferred income taxes	10,000	-
Changes in assets and liabilities during the year:		
(Increase) decrease in income taxes receivable	(34,540)	113,258
(Increase) decrease in accounts receivable	(3,576)	-
(Increase) decrease in prepaid expenses	(369)	(11,783)
Increase (decrease) in accounts payable	7,220	(32,502)
Increase (decrease) in accrued expenses	(13,889)	(5,192)
Increase (decrease) in accrued income taxes	(33,785)	33,785
Cash flows from (used for) operating activities	(42,033)	265,044
Cash flows from (used for) investing activities:		
Purchase of equipment	(93,611)	(94,480)
Proceeds from sale of equipment	15,507	60,941
Cash flows from (used for) investing activities	(78,104)	(33,539)
Cash flows from (used for) financing activities:		
Proceeds from additional paid-in capital	-	15,000
Dividends declared and paid	-	(62,500)
Advances from (payments to) affiliates – net	22,025	(32,573)
Cash flows from (used for) financing activities	22,025	(80,073)
Net increase (decrease) in cash and equivalents during year	(98,112)	151,432
Cash and equivalents, beginning of year	382,795	231,363
Cash and equivalents, end of year	$ 284,683	$382,795
Supplemental disclosures:		
Interest paid during year	$ 13,576	$ 18,290
Income taxes paid (refunded) during year	$ 58,479	$ (99,504)

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Changes in Subordinated Borrowings

	Year Ended December 31	
	2004	2003
Subordinated borrowings, beginning of year	$ 142,000	$ 142,000
Changes during year	-	-
Subordinated borrowings, end of year	$ 142,000	$ 142,000

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2004 and 2003.

Organization, nature of business and market concentrations:

The Company was incorporated in 1971, under the laws of the State of Alabama. In 1987, operations of the Company were transferred to Jackson, Mississippi. The Company engages in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-four states.

On April 21, 1998, the shareholders of Rives, Leavell & Co., Inc. exchanged and transferred all outstanding shares of common stock of the Company to RLC Holding Company, Inc. (RLC) for the outstanding shares of common stock of RLC, establishing Rives, Leavell & Co., Inc. as a wholly-owned subsidiary of RLC.

Recognition of revenues and expenses and basis of presentation:

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

Equipment and depreciation:

Equipment is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of equipment, the cost and related accumulated depreciation are removed from the accounts. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Note 1 - Summary of significant accounting policies (Continued):

Profit-sharing plan:

The Company has a defined contribution 401(k) retirement plan. The Plan covers all employees who have incurred more than 500 hours of service during the year. Participants can elect to contribute up to 15 percent of compensation under the plan. The Company made matching contributions for participants of $2,000 per participant in 2004 and $1,500 per participant in 2003.

Income taxes:

The Company files consolidated income tax returns with its parent corporation, RLC Holding Company, Inc. Income tax expense is allocated to all companies based upon their respective share of consolidated taxable income. The various state returns are filed based on the taxable income in each state.

Certain items, such as depreciation and limitations on charitable contributions, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

Note 2 - Income taxes:

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31	
	2004	2003
Current provision/benefit:		
Federal	$(23,392)	$60,286
State	(2,739)	9,815
Deferred	(10,000)	-
Income tax expense (benefit)	$(36,131)	$70,101

Note 2 - Income taxes (Continued):

A reconciliation of income taxes at statutory rates to income tax expense (benefit) follows:

	Year Ended December 31	
	2004	2003
Federal income taxes (benefit) at 34% maximum statutory rates	$(17,697)	$62,382
Effect of different Federal income tax brackets	(4,885)	(7,577)
Other items, including State income taxes	(13,549)	15,296
Income tax expense (benefit)	$(36,131)	$ 70,101

The deferred tax liability consists of the following components:

	Year Ended December 31	
	2004	2003
Depreciation	$31,100	$25,000
Charitable contributions	3,900	-
	$35,000	$25,000

Note 3 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2004, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 23.61 percent. Its net capital was $202,000.

At December 31, 2004, the Company's debt to debt-equity ratio was zero.

Note 4 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially, all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2004 and 2003 were served by Reliance Trust Company under the agreement.

Under such agreement, the Company agrees to provide administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 5 - Operating leases:

During 2004, the Company leased real estate from Leawell, LLC, an entity owned by the shareholders of RLC Holding Company, for $5,838, and under the terms of a month-to-month agreement with Partners III, LLC, an entity partially owned by shareholders of RLC Holding Company, for $113,965. During 2003, the Company paid rentals of $20,815 to Leawell, LLC and $121,805 to Partners III, LLC.

The lease agreement with Partners III, LLC provides for monthly rent of $8,652 through June 30, 2007.

Note 6 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $100,000 insurance provided by the Federal Deposit Insurance Corporation.

Note 7 - Revolving line of credit:

The Company has a $100,000 revolving line of credit, none of which was outstanding at December 31, 2004 and 2003. Bank advances on the credit line are payable on demand and carry a floating interest rate at prime, which was 5.25 percent at December 31, 2004. The credit line is personally guaranteed by the shareholder of RLC Holding Company.

Note 8 – Subordinated borrowings:

The Company has subordination agreements with RLC Holding Company, for an aggregate amount of $142,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes bear interest of 9.5 percent and mature as follows:

Due Date	December 31 2004	December 31 2003
September 1, 2006	$70,000	$ 70,000
December 31, 2007	72,000	72,000
	$142,000	$142,000

Note 9 – Transactions with related parties:

The Company is obligated to/from affiliates as follows:

	December 31 2004	December 31 2003
Receivables:		
One Capital Advisors, LLC	$ -	$ 44
One Capital Source, LLC	-	44,543
Total receivables	$ -	$ 44,587
Payables:		
RLC Holding Company, Inc.	$ -	$ 22,562

During 2004 and 2003, Rives, Leavell & Co., Inc. engaged in transactions with Foundation Capital Resources, Inc., a real estate investment trust managed by One Capital Advisors, LLC. Until June 30, 2004, certain shareholders of RLC Holding Company, Inc. were members of One Capital Advisors, LLC. During 2004 and 2003, certain bonds underwritten by Rives, Leavell & Co., Inc. were sold or pledged as collateral to Foundation Capital Resources, Inc. for loans to various church issuers. In connection with these loans, the Company allocated $1,781,929 and $2,212,020 in 2004 and 2003, respectively, to Foundation Capital Resources, Inc. Accordingly, these origination costs are reflected as reductions in brokerage and service fees revenue in the accompanying statements of income for 2004 and 2003.

Note 10 – Litigation:

The Company is party to an NASD arbitration claim with a former loan officer, related to commissions claimed to have been earned prior to the individual's termination from the Company.

The charge alleges that commissions are owed by Rives, Leavell & Co., Inc. for security issues and placements. The Company asserts that the commissions, particularly for bond issues never closed by the Company, were not earned by the individual. The Company intends to vigorously defend the arbitration.

Even though the outcome of the case cannot be estimated at December 31, 2004, the accompanying financial statements include accruals amounting to $21,013 related to the arbitration.



EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

Our report on our audits of the basic financial statements of Rives, Leavell & Co., Inc. for 2004 and 2003 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



EUBANK & BETTS, PLLC

Jackson, Mississippi
January 21, 2005

Schedule 1

RIVES, LEAVELL & CO., INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Net capital

Total stockholders' equity	$ 314,888
Additions:	
Subordinated borrowings	142,000
	456,888
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(184,698)
Non-customer accounts receivable	(5,576)
Prepaid expenses	(30,074)
Income taxes receivable	(34,540)
Net capital	$202,000

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 8,813
Accrued expenses	38,870
	$ 47,683

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 197,000

Ratio of aggregate indebtedness to net capital	23.61%
Debt to debt-equity ratio	-0-%

See accompanying notes to financial statements.

Schedule 2

RIVES, LEAVELL & CO., INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2004

A reconciliation of net capital per Part IIA of the quarterly December 31, 2004 FOCUS, as originally filed, and the capital computation as reported in Schedule 1 of this report is as follows:

Net capital per December 31, 2004 FOCUS	$167,420
Change due to adjustment of accrued expenses	13,860
Change due to adjustment for income tax accrual	20,720
Net capital, December 31, 2004, as adjusted, per Schedule 1	$202,000

See accompanying notes to financial statements.

Schedule 3

RIVES, LEAVELL & CO., INC.

Customer Protection Reserve Requirement
December 31, 2004

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

See accompanying notes to financial statements.



EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



EUBANK & BETTS, PLLC

Jackson, Mississippi
January 21, 2005